January 24, 2020

Jack Hightower
Chairman and Chief Executive Officer
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

       Re: HighPeak Energy, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 10, 2020
           File No. 333-235313

Dear Mr. Hightower:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 27, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-4

Organizational Structure, page 14

1. We have reviewed the organizational charts that you provided in response to prior comment 2 and note that although you indicate HighPeak Energy, LP would be accounting for the acquisition of HighPeak Energy II, LP at fair value because these entities are not under common control, each appears to be held within a series of partnerships having general partners that are controlled ultimately by the same individuals. Please further explain how you have formulated your view, including your consideration of the guidance in FASB ASC 810-20-25. Please also describe the composition of the 99% investor groups for each partnership chain and the extent of common ownership by investors in each of these groups.
 Jack Hightower
FirstNameEnergy, Inc.
HighPeak LastNameJack Hightower
Comapany NameHighPeak Energy, Inc.
January 24, 2020
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FirstName LastName
Risk Factors
Risks Related to HighPeak Energy and the Business Combination
The A&R Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 53

2. Please revise your disclosure to clarify the basis for your stated belief that the exclusive forum provision would apply to actions under the Securities Act in light of the language stating that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding "as to which the DGCL confers jurisdiction upon the Court of Chancery."
3. We note your response to prior comment 4. Please expand your disclosure to discuss your exclusive forum provision in its entirety, including Section B of Article Eighth of your
         A&R Charter and the impact that such provision has on actions arising under the
         Securities Act or Exchange Act. In addition, please tell us how you will inform investors in future filings that your exclusive forum provision does not apply to any actions arising under the Securities Act or Exchange Act, as applicable.
Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet at September 30, 2019,
page 65

4. We note that in response to prior comment 5 you included a tabular presentation in note f depicting an adjustment to reflect the acquisition of High Peak Assets II at fair value.
         Within the consideration paid section of the tabulation, you have included a preliminary fair value of HighPeak Energy common stock of $423.1 million which is bifurcated between the HighPeak entities. However, the related footnote (i) to this entry specifies that the preliminary fair value was determined by multiplying the current fair value of
         $10.36 by 87.5 million shares of HighPeak Energy common stock. Please revise your disclosure to reconcile the quantitative discrepancy and to clarify how many of the 87.5 million shares were issued to the HPK Contributors in exchange for HighPeak II.
5. We note your response to prior comment 7, indicating that the commitments under the forward purchase agreement are not finalized, and therefore the related pro forma adjustments do not presently meet the factually supportable criteria described in Rule 11-
         02(b)(6) of Regulation S-X. We understand that if these agreements are not secured in advance of requesting effectiveness of the registration statement, you will revise the pro forma information to remove these adjustments.
6. We note that in response to prior comment 9 you included a maximum redemption scenario that contemplates the maximum number of redemptions while still meeting the minimum $275 million available liquidity closing condition under the HPK Business
         Combination Agreement. Please expand your disclosure to include the composition of the minimum $275 million available liquidity under this scenario, including the net cash, any other assets that would be counted towards meeting this requirement, and the amount that would be utilized under your expected credit facilities. Further, please include a
 Jack Hightower
FirstNameEnergy, Inc.
HighPeak LastNameJack Hightower
Comapany NameHighPeak Energy, Inc.
January 24, 2020
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January 24, 2020 Page 3
FirstName LastName
         similar analysis of available liquidity with respect to (i) the no additional redemption scenario, and (ii) the illustrative redemption scenario.
7. We note that in response to prior comment 10 you made certain revisions in the notes to the pro forma financial statements to separately identify the components of the pro forma adjustments. On the face of the pro forma financial statements, please include the total for each account and for each scenario presented. For example, for cash and cash equivalents, you should have totals of the historical balances and the pro forma adjustments for each scenario.
8. We note that in response to prior comment 11 your clarified that you have a pro forma adjustment to cash of $37.8 million associated with expected additional investments by the HPK Contributors. Please expand your disclosure to clarify how you determined that this adjustment meets the factually supportable criteria described in Rule 11-02(b)(6) of
         Regulation S-X. Please clarify whether you have a written agreement that establishes the amounts and timing and address any uncertainty.
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 79

9. We note your response to our prior comment 20 and reissue the comment in part. Please revise to explain how the Deal Team determined the initial proposed enterprise value for the combined company of $1.9 billion. In addition, we note that on November 6, 2019, the Pure Special Committee met to discuss a revised three-year financial model based on a revised pro forma enterprise value of $1.615 billion. Please revise to discuss why the initial proposed enterprise value was reduced to this amount for this financial model.
10. Please expand your disclosure to describe and discuss the illustrative and preliminary financial analysis of the net asset value, selected precedent transactions and selected publicly traded companies and any related assumptions that the financial advisor discussed with the Pure Special Committee on November 3, 2019 and November 21,
         2019. Please also discuss and quantify as appropriate the impact that the failure to raise the assumed debt and equity capital raises underlying such analysis could have on the financial forecast of the combined company and, potentially, on the pro forma enterprise value as such capital raises were not in place at execution of the definitive documents for the proposed business combination. As previously stated in comment 21, we note the
         Pure Special Committee and Pure board consulted with its financial advisor in approving the terms and conditions of the Business Combination and recommending approval of
         Pure's Stockholders despite electing not to seek a fairness opinion. We also note you disclose on page 26 that HighPeak Energy is currently pursuing the PIPE Investment and seeking to finalize the terms of the RBL facility, but no assurance can be given that
         HighPeak Energy will be successful in whole or in part in obtaining such funding.
11. We note your revised disclosure in response to our prior comment 21 and reissue the comment in part. Please revise to explain how the Pure Special Committee determined
 Jack Hightower
HighPeak Energy, Inc.
January 24, 2020
Page 4
      that this business combination was fair to Pure's stockholders from a financial point of view.
Unaudited Prospective Financial, Operating and Reserve Information, page 111

12. Expand the tabular summary of the resource estimates as of December 31, 2019 provided on page 113 to additionally present the figures for the total proved undeveloped PV-10 and the proved undeveloped net volumes in MMBoe.
Exhibits

13. Please file an opinion of counsel that also opines that the warrants constitute a binding obligation of the company. For guidance, please refer to Section II.B.1.f of Staff Legal
      Bulletin No. 19.
14. We note your response to prior comment 38. However, we also note that Grenadier's oil sales represent the majority of the company's revenues on a pro forma basis and your revised disclosure states that Grenadier sells all of the oil it produces pursuant to its long-
      term marketing agreement. We also note your disclosure on page 36 the company expects to sell it production to a relatively small number of customers and that the company cannot ensure it will continue to have ready access to suitable markets for its future oil and natural gas production. Please file the agreement as an exhibit.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contactJohn Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763
with any other questions.



                                                             Sincerely,
FirstName LastNameJack Hightower
                                                             Division of
Corporation Finance
Comapany NameHighPeak Energy, Inc.
                                                             Office of Energy &
Transportation
January 24, 2020 Page 4
cc:       Taylor Landry, Esq.
FirstName LastName